SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of March 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is the Company's Strong Voluntary Retirement Scheme Takeup. The purpose of this Report on Form 6-K is to file the news which were previously made available by way of a publicly disseminated Press Release dated October 20, 2005 which was also made available through the Company's website.

1. Press release dated: October 20, 2005

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

OTE ANNOUNCES STRONG VOLUNTARY RETIREMENT SCHEME TAKEUP

Αthens, October 20, 2005– Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that over 5,500 employees have elected to take part in the Voluntary Retirement Scheme (VRS) announced on May 25, 2005.  Eligible employees were asked to tender irrevocable applications during a submission period that ran from July 14 through October 14. The whole 2005 Voluntary retirement plan consisted of two tranches, one addressing a pool of 800 candidates, 628 of which applied for early retirement, and a second tranche addressing a final pool of 5,900 candidates, from which until now we have received more than 4,900 applications for early retirement (the pool of eligible employees related to the second tranche had initially been calculated to consist of 5,200 people, but was subsequently enlarged to reach 5,900 people).

All told, out of a final total pool of 6,700 eligible OTE fixed-line employees, more than 5,500 have elected to apply for early retirement, which leads to a takeup of more than 82%. An additional 250 employees will leave during the year due to normal retirement.

The total cost of the VRS had been initially estimated at EUR 1.5 billion on the basis of a 100% takeup from a pool of 6,000 employees.  Management will issue revised estimates, based on actual takeup numbers, at a later date. The final costs to OTE will result in an exceptional charge in the 2005 second half accounts.

Commenting on the success of the VRS, Mr. Panagis Vourloumis, OTE Chairman and CEO, noted:  “We are pleased to have recorded such a strong takeup to our Voluntary Retirement plan, which has been the key area of management focus in the past months.  Beyond the significant cost that this program will entail in 2005, it will provide us with the platform we need to durably reduce our cost base and rejuvenate our workforce, acquire the necessary skill base, and reinvigorate our corporate culture.”  Mr. Vourloumis added: “It would be a mistake to view the successful completion of the VRS as the end of a process – we have a lot of work ahead of us to cut down costs in other areas as well and turn OTE into a responsive, customer-driven organization.  But we are now in a much better position than ever to carry out this transformation.”

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations, Tel: +30 210 611 1574 / 1429

email: dtzelepis@ote.gr

Nikos Kallianis – Senior Financial Analyst, Investor Relations Tel: +30 210 611 5070;

email: nkallianis@ote.gr

Daria Kozanoglou – Communications Officer, Investor Relations Tel: +30 210 611 1121;

email: nkozanoglou@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New York)

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 16, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

END OF FILING